Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges in accordance with Israeli GAAP for the periods presented are as follows:

	2005	2004	2003	2002	2001

	Dollars in thousands

Losses:

Losses before income taxes	(203,082)	(137,768)	(114,261)	(51,402)	(38,522)

Amortization of capitalized interest (a)	4,206	3,557	954	-	-

Interest capitalized (d)	(2,793)	-	(14,042)	(12,300)	(10,994)

	(201,669)	(134,211)	(127,349)	(63,702)	(49,516)

Fixed Charges :

Amortization of expenses related
to indebtedness (b)	523	524	271	-	-

Interest expenses (c)	32,362	26,582	7,891	708	1,568

Interest capitalized (d)	2,793	-	14,042	12,300	10,994

Total Fixed Charges	35,678	27,106	22,204	13,008	12,562

Losses as adjusted	(165,991)	(107,105)	(105,145)	(50,694)	(36,954)

Ratio of earnings to fixed charges	- (1)	- (2)	- (3)	- (4)	- (5)

(1) Earnings as adjusted were inadequate to cover fixed charges by $201.7 million in 2005.

(2) Earnings as adjusted were inadequate to cover fixed charges by $134.2 million in 2004.

(3) Earnings as adjusted were inadequate to cover fixed charges by $127.3 million in 2003.

(4) Earnings as adjusted were inadequate to cover fixed charges by $63.7 million in 2002.

(5) Earnings as adjusted were inadequate to cover fixed charges by $49.5 million in 2001.

(a)	Includes amortization of deferred financing charges in connection with obtaining long-term bank loans which are comprised mainly of stock-based compensation related to warrants issued to banks.

(b)	Includes amortization of convertible debentures discount and deferred issuance expenses.

(c)	Includes, mainly, the effective interest of long-term loans based on their terms and the effect of hedge agreements with knock-out and knock-in features and interest expenses in relation to convertible debentures.

(d)	Includes, mainly, the effective capitalized interest of long-term loans based on their terms and the effect of hedge agreements with a knock-out feature, capitalized interest in relation to convertible debentures and deferred financing charges in connection with obtaining long-term bank loans which are comprised mainly of stock-based compensation related to warrants issued to banks.